As filed with the Securities and Exchange Commission on November 23, 2021	Registration Statement No. 333-______

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________

FORM F-7

REGISTRATION STATEMENT

UNDER THE
SECURITIES ACT OF 1933

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Kolibri Global Energy Inc.

(Exact name of Registrant as specified in its charter)

British Columbia (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	Not Applicable (I.R.S. Employer Identification Number (if applicable))

3623 Old Conejo Road, Suite 207

Newbury Park, CA 91320

(805) 484-3613

(Address and telephone number of Registrant's principal executive offices)

Gary Johnson

3623 Old Conejo Road, Suite 207

Newbury Park, CA 91320

(805) 484-3613

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

________________

Copies to:

Christopher L. Doerksen Dorsey & Whitney LLP Columbia Center 701 Fifth Avenue, Suite 6100 Seattle, Washington 98104 (206) 903-8800	Jason Sutherland DuMoulin Black LLP 10th Floor 595 Howe Street Vancouver, BC Canada V6C 2T5 (604) 602-6822

_______________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per common share(2)	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee (1)
Common Shares	126,585,714	U.S.$0.056	U.S.$7,035,332	U.S.$653

(1) Estimated solely for the purpose of calculating the registration fee pursuant to General Instruction II.F.

(2) Based on the Canadian offering price of Cdn$8,861,000 converted using the average daily exchange rate as published by the Bank of Canada on November 17, 2021 of U.S. $1.00 = Cdn$1.2595

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 under the Securities Act of 1933, as amended, shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.  Home Jurisdiction Document

Rights Offering Circular and Notice of Rights Offering attached hereto.

Item 2.  Informational Legends

See outside front over page of the Rights Offering Circular.

Item 3. Incorporation of Certain Information by Reference

None.

Item 4.  List of Documents Filed with the Commission

The documents filed with the United States Securities and Exchange Commission as part of this registration statement are listed in the Rights Offering Circular under the caption "Documents Filed as Part of the Registration Statement".

KOLIBRI GLOBAL ENERGY INC.

NOTICE OF RIGHTS OFFERING

Notice to security holders - November 23, 2021

The purpose of this notice is to advise holders of common shares (the "Common Shares") of Kolibri Global Energy Inc. (the "Company") of an offering of rights (the "Rights") of the Company (the "Rights Offering").

References in this notice to we, our, us and similar terms mean to the Company. References in this notice to you, your and similar terms mean to the Company's shareholders.

1. Who can participate in the Rights Offering?

Rights will be issued to holders of Common Shares as at the close of business (5:00 p.m. Pacific Time) on December 1, 2021 (the "Record Date").

2. Who is eligible to receive Rights?

Rights will be issued to registered shareholders (the "Eligible Holders") in:

(a) each province and territory of Canada; and

(b) the United States;

(collectively, the "Eligible Jurisdictions").

You will be presumed to be resident in the place shown in our records as your registered address, unless the contrary is shown to our satisfaction.

This notice is not to be construed as an offering of the Rights, nor are the Common Shares issuable upon exercise of the Rights offered for sale, in any jurisdiction outside the Eligible Jurisdictions or to shareholders who are residents of any jurisdiction other than the Eligible Jurisdictions (the "Ineligible Holders").

Ineligible Holders will not receive a Rights DRS Advice (as described in No. 6 below), but will be sent a letter advising them that their Rights will be held by Computershare Investor Services Inc., who will hold such rights as agent for the benefit of all such Ineligible Holders. The letter will also describe how certain Ineligible Holders may participate in the Rights Offering.

3. How many Rights are we offering?

We expect to issue 232,922,625 Rights entitling their holders to subscribe for an aggregate of 126,585,714 Common Shares.

4. How many Rights will you receive?

Each Eligible Holder will receive one Right for each one Common Share of the Company held as at the Record Date.

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5. What does one Right entitle you to receive?

One Right entitles an Eligible Holder to subscribe for approximately 0.5435 Common Shares at a subscription price of $0.07 per Common Share (the "Basic Subscription Privilege") until 2:00 p.m. (Pacific Time) on December 29, 2021 (the "Expiry Time"). No fractional Common Shares will be issued. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares.

Any Eligible Holder who exercises all of their Rights under the Basic Subscription Privilege will also have the additional privilege of subscribing for additional Common Shares at the subscription price (the "Additional Subscription Privilege"). The Common Shares available under the Additional Subscription Privilege will be those Common Shares issuable under the Rights Offering that have not been subscribed and paid for under the Basic Subscription Privilege by the Expiry Time.

Any Eligible Holder who exercises their Rights must enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc.

6. How will you receive your Rights?

Registered Eligible Holders - If you are a registered Eligible Holder of Common Shares, a subscription form and a statement issued under the Depositary's direct registration system (the "Rights DRS Advice") representing the total number of Rights which you are entitled to as at the Record Date is enclosed with this notice.

Beneficial Eligible Holders - You are a beneficial holder of Common Shares if you hold your shares through a securities broker or dealer, bank or trust company or other participant (a "Participant") in the book-based system administered by CDS Clearing and Depository Services Inc. ("CDS") or The Depository Trust Company ("DTC"). The total number of Rights to which all beneficial holders as at the Record Date are entitled will be issued to and deposited with CDS or DTC following the Record Date. If you are a beneficial Eligible Holder, we expect you will receive a confirmation of the number of Rights issued to you from the applicable Participant in accordance with the practices and procedures of that Participant. CDS or DTC will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

7. When and how can you exercise your Rights?

If you are a registered Eligible Holder who receives a Rights DRS Advice, you must complete and deliver your Rights DRS Advice on or before the Expiry Time.

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If you are a beneficial Eligible Holder, you must arrange exercises, transfers or purchases of Rights through your Participant on or before 2:00 p.m. (Pacific Time) on the Expiry Time or such earlier time as required by your Participant. We expect that each beneficial Eligible Holder will receive a customer confirmation of issuance or purchase, as applicable, from their Participant through which the Rights are issued in accordance with the practices and policies of such Participant.

The offer and sale of the Common Shares issuable upon exercise of the Rights within the United States is being registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states (including Arizona, Arkansas, California, Minnesota, Ohio, Utah and Wisconsin) may restrict exercise of the Rights. The Company intends to seek an exemption from the registration requirements of Arizona, Arkansas, Minnesota, Utah and Wisconsin (the "Filing States") to allow the exercise of Rights by shareholders in those states. In certain states, including California, Ohio and any Filing State in which the Company is unable to obtain an exemption from state registration requirements, Rights may only be exercised by shareholders to which solicitations may be addressed without registration under the relevant state securities laws ("Eligible U.S. Institutions"). Shareholders resident in, or that hold their securities for the account or benefit of any person in, any such jurisdiction that wish to determine if they are Eligible U.S. Institutions should contact the Company, Attention Gary Johnson, telephone 805-484-3613. Holders in, or that hold their securities for the account or benefit of any person in, such jurisdictions that are not Eligible U.S. Institutions will not be permitted to exercise their Rights but may transfer the Rights outside of the United Sates in accordance with Regulation S under the U.S. Securities Act.

8. What are the next steps?

This notice contains key information that you should know about the Company. You can find more details in our Rights Offering Circular, a copy of which can be obtained on the Company's profile at www.SEDAR.com or at www.kolibrienergy.com or you can ask your dealer representative for a copy or contact Computershare Investor Services Inc. at 1-800-564-6253. You should read the Rights Offering Circular, along with the Company's continuous disclosure record, to make an informed decision.

DATED November 23, 2021.

/s/ Wolf Regener
Name: Wolf Regener
Title: President and Chief Executive Officer
Kolibri Global Energy Inc.

PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 2:00 P.M.
(PACIFIC DAYLIGHT TIME) ON DECEMBER 29, 2021

This rights offering circular is prepared by management. No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this circular. Any representation to the contrary is an offence.

This is the circular we referred to in the November 23, 2021 rights offering notice, which you should have already received. Your rights statement and relevant forms were enclosed with the rights offering notice. This circular should be read in conjunction with the rights offering notice and our continuous disclosure prior to making an investment decision.

The offer of these securities is made in all provinces of Canada, in certain states in the United States, as described below, and in all jurisdictions outside Canada and the United States excluding any jurisdiction that does not provide a prospectus exemption substantially similar to the exemption provided in Canada or that otherwise requires obtaining any approvals of a regulatory authority in the such jurisdiction or the filing of any document by the Company in the such jurisdiction in connection with this offering. In addition, the offering is not being made in jurisdictions where the Company is not eligible to make such offer.

Rights Offering Circular	November 23, 2021

  KOLIBRI GLOBAL ENERGY INC.

OFFERING OF RIGHTS TO SUBSCRIBE FOR 126,585,714 COMMON SHARES AT A PRICE OF $0.07 PER SHARE

References in this circular to we, our, us and similar terms mean to Kolibri Global Energy Inc. (the "Company"). References in this circular to you, your and similar terms mean to holders of the Company's common shares (the "Common Shares"). Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

This rights offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this rights offering circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that those requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the issuer is organized under the laws of British Columbia, Canada, that some or all of its officers and directors may be residents of Canada, and that all or a substantial portion of the assets of the registrant and of said persons are located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") OR ANY STATE SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

SUMMARY OF THE RIGHTS OFFERING

Why are you reading this circular?

We are issuing transferable rights (the "Rights") to the holders of our outstanding Common Shares of record at the close of business on December 1, 2021 (the "Record Date"). The Rights entitle their holders to subscribe for Common Shares on the terms described in this circular. The purpose of this circular is to provide you with detailed information about your rights and obligations in respect of the offering of Rights (the "Offering"). This circular should be read in conjunction with the offering notice which you should have already received by mail.

What is being offered?	The Company will issue one Right for each one Common Share held.

Who is eligible to receive and exercise rights?

The Rights will be issued only to shareholders (the "Eligible Holders") resident in a province or territory of Canada and, the United States (subject to restrictions in certain states as set forth in the following paragraph) (collectively, the "Eligible Jurisdictions"). All jurisdictions other than the Eligible Jurisdictions are referred to in this circular as "Ineligible Jurisdictions".

This circular covers the offer and sale of the Common Shares issuable upon exercise of the Rights within the United States under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states (including Arizona, Arkansas, California, Minnesota, Ohio, Utah and Wisconsin) may restrict exercise of the Rights. The Company intends to seek an exemption from the registration requirements of Arizona, Arkansas, Minnesota, Utah and Wisconsin (the "Filing States") to allow the exercise of Rights by shareholders in those states. In certain states, including California, Ohio and any Filing State in which the Company is unable to obtain an exemption from state registration requirements, Rights may only be exercised by shareholders to which solicitations may be addressed without registration under the relevant state securities laws ("Eligible U.S. Institutions"). Shareholders resident in, or that hold their securities for the account or benefit of any person in, any such jurisdiction that wish to determine if they are Eligible U.S. Institutions should contact the Company, Attention Gary Johnson, telephone 805-484-3613. Holders in, or that hold their securities for the account or benefit of any person in, such jurisdictions that are not Eligible U.S. Institutions will not be permitted to exercise their Rights ("Ineligible U.S. Holders") but may transfer the Rights outside of the United States in accordance with Regulation S under the U.S. Securities Act.

Shareholders will be presumed to be resident in the place shown on their registered address, unless the contrary is shown to our satisfaction. Neither the offering notice nor this circular is to be construed as an offering of the Rights, nor are the Common Shares issuable upon exercise of the Rights offered for sale in any jurisdiction outside of Eligible Jurisdictions or to shareholders who are residents of any jurisdiction other than the Eligible Jurisdictions (the "Ineligible Holders"). Instead, Ineligible Holders will be sent a letter advising them that their Rights will be held by Computershare Investor Services Inc. (the "Rights Agent"), located at 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1 (the "Subscription Office"), who will hold such rights as agent for the benefit of all such Ineligible Holders. The letter will also describe the conditions that must be met, and the procedure that must be followed, in order for an Ineligible Holder to particulate in the Offering. Neither the offering notice nor this circular is to be constructed as an offering of the Common Shares issuable upon exercise of the Rights to any Ineligible U.S. Holder.

What does one right entitle you to receive?

You are entitled to subscribe for 0.5435 Common Shares for every one Right held upon payment of the Subscription Price for each one Common Share (called the "Basic Subscription Privilege"). No fractional Common Shares will be issued. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares.

If you exercise your Basic Subscription Privilege in full, you will also be entitled to subscribe pro rata for Common Shares (the "Additional Common Shares") not otherwise purchased, if any, pursuant to the Basic Subscription Privilege (called the "Additional Subscription Privilege").

What is the Subscription Price?	$0.07 per Common Share (the "Subscription Price").

When does the offer expire?	2:00 p.m. (Pacific Daylight Time) on December 29, 2021 (the "Expiry Time").

What are the significant attributes of the rights issued under the rights offering and the securities to be issued upon the exercise of the rights?

The Rights are transferable securities within Canada that entitle their holders to subscribe for Common Shares on the terms described in this circular.

The Rights may not be transferred to any person within the United States. Holders of Common Shares in the United States who receive Rights may transfer or resell them only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which generally will permit the resale of the Rights through the facilities of the Toronto Stock Exchange (the "TSX") provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts", as that term is defined in Regulation S under the US Securities Act, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company's "affiliates", as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S under the U.S. Securities Act. Any person within the United States that acquires the Rights through the facilities of the TSX or otherwise, other than pursuant to the initial distribution of Rights by the Company, may be unable to exercise such Rights in accordance with the U.S. Securities Act or applicable securities laws of any state of the United States. The Company reserves the right to reject any such exercise of the Rights by a person within the United States that subsequently acquires the Rights and the acquisition of the Rights by such person within the United States does not constitute an offer of the underlying Common Shares to such person.

We are authorized to issue an unlimited number of Common Shares, of which 232,922,625 are issued and outstanding as at the date hereof. Holders of Common Shares are entitled to dividends if, as and when declared by our directors, to one vote per share at meetings of our shareholders and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the Common Shares.

What are the minimum and maximum number or amount of Common Shares that may be issued under the rights offering?

The Offering is not subject to a minimum subscription. The maximum number of Common Shares that may be issued pursuant to the Offering is 126,585,714 (the "Maximum Offering"). The Company has received a commitment from an existing shareholder to exercise its Basic Subscription Privilege in full to subscribe for an aggregate of approximately 6,493,140 Common Shares and to subscribe for 29,673,225 Additional Common Shares pursuant to the Additional Subscription Privilege (collectively, the "Committed Offering"). The Company has also received a stand-by guarantee to purchase any unsubscribed Common Shares issuable under the Offering, up to a maximum of 54,249,548 Common Shares.

Where will the rights and the securities issuable upon the exercise of the rights be listed for trading?

The Common Shares are listed on the TSX under the trading symbol "KEI" and will commence trading "Ex Rights" on November 30, 2021.

The Rights will trade on the TSX under the trading symbol "KEI.RT" until 9:00 a.m. (Pacific Daylight Time) on December 29, 2021.

FORWARD-LOOKING STATEMENTS

This circular contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" , or variations or the negative of such words and phrases, or statements that certain actions, events or results "may" , " could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. Forward-looking statements in this circular include, without limitation, statements with respect to: completion of the Committed Offering and stand-by guarantee; the increase in the Company's Credit Facility (defined below); the estimated costs of the Offering; the net proceeds to be available upon completion of the Offering; the adequacy of the net proceeds of the Offering; our working capital requirements; the Company's ability to finance cash requirements through the next twelve months; the number of months required to complete the wells;  and the use of proceeds from the Offering.

Forward-looking statements in this circular are subject to a number of risks and uncertainties that may cause the Company's actual results to differ materially from those discussed in the forward-looking statements and, even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Risk factors that could cause actual results or events to differ materially from those expressed in the forward-looking statements include, among other things: risks related to the Committed Offering and the stand-by guarantee; uncertainties relating to the cost of completing the Offering; delays in obtaining or failure to obtain required approvals to complete the Offering; and risks that could cause the Company to allocate the proceeds of the Offering in a manner other than as disclosed in this circular, including all of the risks related to the Company's business, financial condition, results of operations and cash flows.

Please refer to our most recently filed Annual Information Form and management's discussion and analysis for the year ended December 31, 2020 and for the nine months ended September 30, 2021 in respect of material assumptions and risks related to our business financial condition, results of operations and cash flows.

The material factors and assumptions used to develop the forward-looking statements in this circular include:  the assumption that the Committed Offering and stand-by guarantee will be completed; management's expectations regarding the cost of completing the Offering; that no unforeseen events will affect the Company's existing working capital; that the Company's working capital requirements over the next twelve months will be substantially as projected; and that current plans and expected metal prices and exchange rates will proceed in accordance with or remain within range of management's expectations.

Any forward-looking statements in this circular are stated as of the date of this document and the Company does not intend, and does not assume any obligation, to update such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events unless required to do so by applicable laws.

USE OF AVAILABLE FUNDS

What will our available funds be upon the closing of the rights offering?

The Company estimates that it will have the following funds available after giving effect to the Offering:

		Assuming Committed Offering and Stand-By Guarantee only(1)	Assuming 75% of Offering	Assuming 100% of Offering(2)
A	Amount to be raised by this offering	$6,104,000	$6,646,000	$8,861,000
B	Selling commissions and fees	$Nil	$Nil	$Nil
C	Estimated offering costs (e.g., legal, accounting, audit)	$150,000	$150,000	$150,000
D	Available funds	$5,954,000	$6,496,000	$8,711,000
E	Additional sources of funding required	$Nil	$Nil	$2,532,000
F	Working capital deficiency(3)	$Nil	$ Nil	$ Nil
G	Total	$5,954,000	$6,496,000	$11,243,000

Notes:

1. The Company has received (i) a commitment from Livermore (as defined below) to exercise all of its Basic Subscription Privilege and a certain specified amount of its Additional Subscription Privilege (see "Committed Offering"  below), and (ii) a Stand-By Guarantee (defined below) to purchase Common Shares issuable under the Offering which remain unsubscribed for by the holders of Rights (see "Stand-By Guarantee" below).

2. The Company's indirect wholly owned subsidiary BNK Petroleum (US) Inc. has a credit facility with BOK Financial with a maturity date of June 2023 (the "Credit Facility").  BNK Petroleum (US) Inc. has received a commitment from BOK Financial to increase the borrowing base of the Company's by approximately $2,532,000 (US$2,000,000 converted to Canadian dollars at an assumed exchange rate of CAD $1 to USD $0.79) if the Company is able to raise gross proceeds at least $8,500,000 in the Offering and certain other conditions are met.  The increased borrowing base would be available to be drawn to fund completion of a second well, after an initial well is drilled and completed and the second well is drilled using proceeds from the Offering.  If available, the proceeds from drawing on the increased borrowing base would be in addition to the Maximum Offering amount.

3. As September 30, 2021 the Company has a working capital deficiency of $2.3 million, excluding non-cash mark-to-market adjustments from commodity contracts.  The working capital deficiency amount includes future principal payments on the Credit Facility of $1.6 million which are due in the next 12 months.  The Company expects to use its cash flow from operating activities to fund the entire working capital deficiency. The Company does not intend to use any proceeds from the Offering towards the working capital deficiency.

How will we use the available funds?

The following table below provides a detailed breakdown of how the Company will use its available funds, including those received pursuant to the Offering.

Description of intended use of available funds listed in order of priority	Assuming Committed Offering and Stand-By Guarantee only(1)	Assuming 75% of Offering	Assuming 100% of Offering
Operating and Capital expenditures	$Nil	$Nil	$Nil
Drilling and completion of well(s)(2)	$5,954,000	$6,179,000	$11,243,000(3)
General working capital purposes	$Nil	$317,000	$Nil
Total	$5,954,000	$6,496,000	$11,243,000

Notes:

1. The Company has received (i) a commitment from Livermore to exercise all of its Basic Subscription Privilege and a certain specified amount of its Additional Subscription Privilege, representing approximately 28.57% of the fully subscribed Offering (see "Committed Offering"  below), and (ii) a Stand-By Guarantee (defined below) to purchase any Common Shares issuable under the Offering which remain unsubscribed for by the holders of Rights, up to a maximum of 51,030,741 Common Shares, assuming completion of the Committed Offering and Stand-By Guarantee only, and up to a maximum of 54,249,548 Common Shares assuming a fully subscribed Offering (see "Stand-By Guarantee" below).

2. Drilling and completion costs will be incurred in US dollars.  The Company has used an exchange rate of CAD $1 to USD $0.79 to estimate its drilling and completion costs.

3. Includes approximately $2,532,000 (US$2,000,000 converted to Canadian dollars at an assumed exchange rate of CAD $1 to USD $0.79) to be borrowed under the Credit Facility pursuant to the committed increase to the Credit Facility borrowing base described above.

If gross proceeds of at least $8,500,000 are raised in the Offering, the Company intends to drill and complete two wells in its Tishomingo Field, Oklahoma using proceeds from the Offering together with US$2,000,000 to be borrowed under the Credit Facility pursuant to the committed increase to the Credit Facility borrowing base described above.  If the gross proceeds from the Offering are less than $8,500,000, the Credit Facility borrowing base will not be increased and the Company's intended use of proceeds will be to drill and complete one well in its Tishomingo Field, Oklahoma.

The allocation of the net proceeds of the Offering may be adjusted within the stated categories of expenditures above depending on, among other things, timing of availability of equipment and services, estimated costs being different than anticipated and general political and market conditions. Further, while the Company intends to spend the available funds as set forth above, there may be circumstances where, for sound business reasons, a reallocation of the available funds may be necessary.  In any event, the available funds will be used by the Company in furtherance of its business. See "Forward-Looking Information" above.

We intend to spend the available funds as stated. We will reallocate funds only for sound business reasons.

How long will the available funds last?

The Company believes that the combination of cash on hand and cash flow from operations will be sufficient to finance the Company's cash requirements through the next twelve months, excluding any drilling and completion of wells.  As disclosed above, the proceeds of the Offering are intended to be used to drill and complete one or two wells in the Company's Tishomingo Field, Oklahoma.  Management of the Company anticipates that assuming completion of the Committed Offering and fulfilment of the Stand-By Guarantee, the Company's available funds will be used for the drilling and completion of one well which is estimated to take at least 4 months and, if the Maximum Offering is completed, the Company's available funds will be used for the drilling and completion of two wells which is estimated to take at least 6 months from the closing of the Offering.

In the Company's management's discussion and analysis for the audited consolidated annual financial statements for the year ended December 31, 2020 and the unaudited condensed consolidated interim financial statements for the three months and nine months ended September 30, 2021, the Company reported that the Company's ability to continue as a going concern is dependent upon the lender maintaining the borrowing base limit on the credit facility, obtaining a new credit facility or extending the terms of the existing credit facility and the Company's ability to generate net cash from operating activities or raise additional financing to continue to fund its working capital deficiency, debt repayments and capital expenditures, and that these matters cause material uncertainty which may cast significant doubt on the Company's ability to continue as a going concern.

See "Risk Factors" in the Company's management's discussion and analysis for the audited consolidated annual financial statements for the year ended December 31, 2020 and "Risk Factors" in the Company's management's discussion and analysis for the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021. See also "Forward-Looking Information" above.

INSIDER PARTICIPATION

Will insiders be participating?

Livermore Partners LLC ("Livermore"), a shareholder of the Company controlled by David Neuhauser, the Chairman of the board of directors of the Company has agreed to exercise its Basic Subscription Privilege in full and  subscribe for a certain amount under the Additional Subscription Privilege (and to cause its affiliates to do so). See "Committed Offering" below.

To the extent known to the Company after reasonable enquiry, Wolf Regener, Leslie O'Connor and Eric Brown, directors of the Company, have indicated an intention to exercise their rights to the extent permitted by law.

Who are the holders of 10% or more of our securities before and after the rights offering?

To the knowledge of the directors and executive officers of the Company, there are no persons who currently hold 10% or more of the Common Shares or would own 10% or more upon completion of the Offering, except as set forth below:

Name of Shareholder	Common Shares Held before the Offering		Common Shares Held after the Offering(1)
	Number	%	Number	%
Livermore	11,946,900	5.13%	48,113,265	15.03%
Polygon Global Partners LLP ("Polygon")	12,990,500	5.58%	64,021,241	20.00%
Harrington Global Opportunities Fund Limited	40,770,500	17.50%	40,770,500(2)	12.61%

Notes:

1. Assumes that (i) Livermore exercises its Basic Subscription Privilege and is issued Additional Committed Common Shares in full under the Additional Subscription Privilege, (ii) no other Rights are exercised and that the Company does not issue any Common Shares prior to completion of the Offering, (iii) fulfilment of the Stand-By Guarantee (defined below), and (iv) Livermore, Polygon or Harrington Global Opportunities Fund Limited, as applicable, do not acquire or dispose of any Common Shares prior to completion of the Offering.

2. Assumes no participation in the Offering by Harrington Global Opportunities Fund Limited.

COMMITTED OFFERING

Livermore, a shareholder of the Company controlled by David Neuhauser, the Chairman of the board of directors of the Company has agreed to exercise its Basic Subscription Privilege in full and to subscribe for 29,673,225 Additional Common Shares pursuant to the Additional Subscription Privilege (the "Additional Committed Common Shares"), representing, collectively with its Basic Subscription Privilege, approximately 28.57% of the full subscribed Offering.

STAND-BY COMMITMENT

Who is the stand-by guarantor?

The Company has entered into a Stand-By Commitment Agreement (the "Stand-By Agreement") with Polygon.

Subject to and in accordance with the Stand-By Agreement, Polygon will purchase and the Company will issue and sell to Polygon at the Subscription Price and on the closing of the Offering (the "Closing Date"), all unsubscribed Common Shares issuable under the Offering up to a maximum of 54,249,548 Common Shares (collectively, the "Stand-By Guarantee"), less the number of Common Shares subscribed for by Polygon or by certain third parties if Polygon will have full economic exposure pursuant to the Basic Subscription Privilege or the Additional Subscription Privilege. Polygon is not required to subscribe for Common Shares that would result in Polygon, together with any investment funds for which it acts as investment manager, owning or controlling more than 20% of the issued and outstanding Common Shares after the completion of the Offering (the "20% Limitation"). In the event that only the Committed Offering and Stand-By Guarantee are completed and no other Rights holders participate in the Offering, Polygon's maximum commitment will be 51,030,741, provided that Polygon continues to hold 12,990,500 Common Shares prior to the Closing Date.

Polygon is entitled to terminate its obligations under the Stand-By Agreement in certain circumstances including if:

(a) the Common Shares or Rights are de-listed (other than in the case of the Rights on the Expiry Date in accordance with TSX practices);

(b) there has occurred a Material Adverse Effect (as such term is defined in the Stand-By Agreement); or

(c) the Offering is not completed by January 28, 2022.

Have we confirmed that the stand-by guarantor has the financial ability to carry out its stand-by commitment?

The Company has confirmed that Polygon has the financial ability to carry out the Stand-By Guarantee.

What are the security holdings of the stand-by guarantor before and after the rights offering?

The security holdings of Polygon before and after the Offering are as follows:

Name of Guarantor	Common Shares Held before the Offering		Common Shares Held after the Offering(1)
	Number	%	Number	%
Polygon	12,990,500	5.58%	64,021,241	20.00%

Notes:

1. Assumes (i) Livermore exercises its Basic Subscription Privilege and is issued Additional Committed Common Shares in full under the Additional Subscription Privilege, (ii) no other Rights are exercised and that the Company does not issue any Common Shares prior to completion of the Offering, (iii) fulfilment of the Stand-By Guarantee, and (iv) Polygon does not acquire or dispose of any Common Shares prior to completion of the Offering.

DILUTION

If you do not exercise your rights, by how much will your security holdings be diluted?

Assuming issuance of the maximum number of Common Shares under the Offering, your shareholdings will be diluted by approximately 54.35%.

MANAGING DEALER, SOLICITING DEALER AND UNDERWRITING CONFLICTS

Who is the managing dealer/soliciting dealer and what are its fees?

The Company has not retained any party to solicit subscriptions for Common Shares pursuant to the Offering.

HOW TO EXERCISE THE RIGHTS

How does a security holder that is a registered holder participate in the rights offering?

If you are a registered holder of Common Shares (a "Registered Holder") in an Eligible Jurisdiction, a subscription form (the "Rights Subscription Form") and statement issued under the  Depositary's direct registration system (the "Rights DRS Advice") representing the total number of Rights to which you are entitled as at the Record Date has been mailed to you with a copy of the Offering notice. To exercise the Rights represented by the Rights DRS Advice, you must complete and deliver the Rights DRS Advice, together with the Subscription Price for each Right exercised, in accordance with the instructions set out below. Rights not exercised at or prior to the Expiry Time will be void and of no value. The method of delivery is at the discretion and risk of the holder of the Rights DRS Advice and delivery to the Rights Agent will only be effective when actually received by the Rights Agent at its Subscription Office set forth below under "Appointment of Rights Agent". Rights DRS Advices and payments received after the Expiry Time will not be accepted.

In order to exercise your rights you must:

1. Complete and sign Form 1 on the Rights Subscription Form. The maximum number of Rights that you may exercise under the Basic Subscription Privilege is shown on the first page of the Rights DRS Advice. If you complete Form 1 so as to exercise some but not all of the Rights evidenced by the Rights DRS Advice, you will be deemed to have surrendered the unexercised balance of such Rights, unless you otherwise specifically advise the Rights Agent at the time the Rights DRS Advice is surrendered to the Rights Agent.

2. Additional Subscription Privilege. Complete and sign Form 2 on the Rights Subscription Form only if you wish to also participate in the Additional Subscription Privilege. See "How to exercise the rights - What is the Additional Subscription Privilege and how can you exercise this privilege?" below.

3. Payment. Enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc. To exercise the Rights, you must pay the Subscription Price per Common share. In addition to the amount payable for any Common Shares you wish to purchase under the Basic Subscription Privilege, you must also pay the amount required for all of the Common Shares you subscribe for under the Additional Subscription Privilege.

4. Delivery. You must deliver or mail the completed Rights Subscription Form and Rights DRS Advice and payment in the enclosed return envelope addressed to the Rights Agent so that it is received by the Subscription Office of the Rights Agent set forth below before the Expiry Time. If you are mailing your documents, registered mail is recommended. Please allow sufficient time to avoid late delivery.

The signature of the Registered Holder on Form 1 and, if applicable, Form 2 of the Rights Subscription Form must correspond to every particular with the name that appears on the face of the Rights DRS Advice.

Signatures by a trustee, executor, administrator, guardian, attorney, officer of a corporation or any other person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Rights Agent.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any exercise will be determined by the Company in its sole discretion, and any determination by the Company will be final and binding on the Company and its security holders. Any subscription for Common Shares will be irrevocable once submitted and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted. The Company reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be unlawful. The Company also reserves the right to waive any defect in respect of any particular subscription. Neither the Company nor the Rights Agent is under any duty to give any notice of any defect or irregularity in any exercise, nor will they be liable for the failure to give any such notice.

How does a security holder that is not a registered holder participate in the rights offering?

You are a beneficial Eligible Holder if you hold your Common Shares through a securities broker or dealer, bank or trust company or other participant (each, a "Participant") in the book-based system administered by CDS Clearing and Depository Services lnc. ("CDS") or The Depository Trust Company ("DTC"). The total number of Rights to which all beneficial Eligible Holders as at the Record Date are entitled will be issued to CDS or DTC and will be deposited with CDS or DTC following the Record Date. We expect that each beneficial Eligible Holder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS or DTC will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

Neither we nor the Rights Agent will have any liability for (i) the records maintained by CDS or DTC or Participants relating to the rights or the book-entry accounts maintained by them, (ii) maintaining, supervising or reviewing any records relating to such rights, or (iii) any advice or representations made or given by CDS or DTC or Participants with respect to the rules and regulations of CDS or DTC or any action to be taken by CDS or DTC or Participants.

If you are a beneficial Eligible Holder:

1. to exercise your rights held through a Participant, you must instruct such Participant to exercise all or a specified number of such Rights, and forward to such Participant, the Subscription Price for each Common Share that you wish to subscribe for;

2. you may subscribe for Additional Common Shares pursuant to the Additional Subscription Privilege by instructing such Participant to exercise the Additional Subscription Privilege in respect of the number of Additional Common Shares you wish to subscribe for, and forwarding to such Participant the Subscription Price for such Additional Common Shares requested.

Any excess funds will be returned to the relevant Participant for the account of the beneficial holder, without interest or deduction.

Who is eligible to receive the rights?

Registered holders of Rights

The Rights are being offered to shareholders of the Company resident in Eligible Jurisdictions. Shareholders will be presumed to be resident in the place of their registered address, unless the contrary is shown to the satisfaction of the Company. This circular is not to be construed as an offering of the Rights, nor are the Common Shares issuable upon exercise of the Rights offered for sale, in any jurisdiction outside the Eligible Jurisdictions or to shareholders who are residents of any jurisdiction other than the Eligible Jurisdictions.

Ineligible Holders who are registered holders of their Common Shares will be sent a letter advising them that their Rights DRS Advices will be issued to, and held on their behalf by, the Rights Agent and a form of representation letter (the "Representation Letter"). The Representation Letter will set out the conditions required to be met, and procedures that must be followed, in order for an Ineligible Holder to participate in the Offering.

Rights DRS Advices in respect of Rights issued to registered Ineligible Holders will be issued to and held by the Rights Agent as agent for the benefit of Ineligible Holders. The Rights Agent will hold the Rights until 5:00 p.m. (Pacific Time) on December 22, 2021 (the "Qualification Deadline") in order to provide Ineligible Holders an opportunity to claim a Rights DRS Advice by satisfying us that the issue of Common Shares pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction. Following such date, the Rights Agent, for the account of registered Ineligible Holders, will, prior to the Expiry Time, attempt to sell the Rights of such registered Ineligible Holders represented by Rights DRS Advices in the possession of the Rights Agent on such date or dates and at such price or prices as the Rights Agent determines in its sole discretion.  No charge will be made for the sale of Rights by the Rights Agent except for a proportionate share of any brokerage commissions incurred by the Rights Agent and the costs of or incurred by the Rights Agent in connection with the sale of the rights. Registered Ineligible Holders will not be entitled to instruct the Rights Agent in respect of the price or the time at which the rights are to be sold. The Rights Agent will endeavor to effect sales of Rights on the open market and any proceeds received by the Rights Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro rata basis among such registered Ineligible Holders and delivered by mailing cheques (in Canadian funds) of the Rights Agent therefor as soon as practicable to such registered Ineligible Holders at their addresses recorded on the Company's books. Amounts of less than $10.00 will not be remitted. The Rights Agent will act in its capacity as agent of the registered Ineligible Holders on a best efforts basis only and we and the Rights Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Holder.

Ineligible Holders that beneficially hold Rights

CDS and DTC Participants receiving Rights on behalf of Ineligible Holders are instructed not to permit the exercise of such Rights unless the holder has completed a Representation Letter. After the Qualification Deadline, CDS and DTC Participants should consider attempting to sell the Rights of Ineligible Holders for the accounts of such holders and should deliver any proceeds of sale to such holders.

Beneficial owners of Common Shares registered in the name of a resident of an Ineligible Jurisdiction, who are not themselves resident in an Ineligible Jurisdiction, who wish to receive Rights and who believe that their Rights DRS Advices may have been delivered to the Rights Agent, should contact their broker at the earliest opportunity to request to have their Rights DRS Advices mailed to them.

The Rights and the Common Shares issuable on the exercise of the Rights have not been qualified for distribution in any Ineligible Jurisdiction and, accordingly, may only be offered, sold, acquired, exercised or transferred in transactions not prohibited by applicable laws in Ineligible Jurisdictions. Notwithstanding the foregoing, persons located in certain Ineligible Jurisdictions may be able to exercise the Rights and purchase Common Shares provided that they furnish the Representation Letter satisfactory to the Company on or before the Qualification Deadline. The form of Representation Letter will be available from the Company or the Rights Agent upon request. Beneficial owners of Rights or Common Shares should contact their broker to obtain the Representation Letter. A holder of Rights in an Ineligible Jurisdiction holding on behalf of a person resident in an Eligible Jurisdiction may be able to exercise the Rights provided the holder certifies in the Representation Letter that the beneficial purchaser is resident in an Eligible Jurisdiction and satisfies the Company that such subscription is lawful and in compliance with all securities and other applicable laws.

U.S. registered and beneficial holders of Rights

The Company has filed with the SEC in the United States a Registration Statement on Form F-7 under the U.S. Securities Act (the "Registration Statement") so that the Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions.  Notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states (including Arizona, Arkansas, California, Minnesota, Ohio, Utah and Wisconsin) may restrict exercise of the Rights. The Company intends to seek an exemption from the registration requirements of Arizona, Arkansas, Minnesota, Utah and Wisconsin (collectively the "Filing States") to allow the exercise of Rights by shareholders in those states. In certain states, including California, Ohio and any Filing State in which the Company is unable to obtain an exemption from state registration requirements, Rights may only be exercised by shareholders to which solicitations may be addressed without registration under the relevant state securities laws ("Eligible U.S. Institutions"). Shareholders resident in, or that hold their securities for the account or benefit of any person in, any such jurisdiction any such jurisdiction that wish to determine if they are Eligible U.S. Institutions should contact the Company, Attention Gary Johnson, telephone 805-484-3613. Holders in, or that hold their securities for the account or benefit of any person in, any such jurisdiction that are not Eligible U.S. Institutions will not be permitted to exercise their Rights ("Ineligible U.S. Holders") but may transfer the Rights outside of the United Sates in accordance with Regulation S under the U.S. Securities Act.

The Rights may not be transferred to a person within the United States and may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts", as that term is defined in Regulation S under the U.S. Securities Act, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company's "affiliates", as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S under the U.S. Securities Act, which is included as part of Form 3. Any person within the United States that acquires the Rights through the facilities of the TSX or otherwise, other than pursuant to the initial distribution of Rights by the Company, may be unable to exercise such Rights in accordance with the U.S. Securities Act or applicable securities laws of any state of the United States. The Company reserves the right to reject any such exercise of the Rights by, or for the account or benefit of, a person within the United States that subsequently acquires the Rights and the acquisition of the Rights by such person within the United States does not constitute an offer of the underlying Common Shares to such person.

What is the Additional Subscription Privilege and how can you exercise this privilege?

Registered holders of Rights

If you exercise all of your Rights under the Basic Subscription Privilege, you may subscribe for additional Common Shares that have not been subscribed and paid for pursuant to the Basic Subscription Privilege (the "Additional Common Shares") pursuant to the Additional Subscription Privilege. If you wish to exercise the Additional Subscription Privilege, you must first exercise your Basic Subscription Right in full by completing Form 1 on the Rights Subscription Form for the maximum number of Common Shares that you may subscribe for and also complete Form 2 on the Rights Subscription Form, specifying the number of Additional Common Shares desired. Send the purchase price for the Additional Common Shares under the Additional Subscription Privilege with your Rights Subscription Form and Rights DRS Advice to the Rights Agent. The purchase price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc. These funds will be placed in a segregated account pending allocation of the Additional Common Shares, with any excess funds being returned by mail without interest or deduction. Interest, if any, earned on such funds will be for our benefit.

If the aggregate number of Additional Common Shares subscribed for by those who exercise their Additional Subscription Privilege is less than the number of available Additional Common Shares, each such holder of rights will be allotted the number of Additional Common Shares subscribed for under the Additional Subscription Privilege.

If the aggregate number of Additional Common Shares subscribed for by those who exercise their Additional Subscription Privilege exceeds the number of available Additional Common Shares, each such holder of rights will be entitled to receive the number of Additional Common Shares equal to the lesser of:

1. the number of Additional Common Shares subscribed for by the holder under the Additional Subscription Privilege; and

2. the product (disregarding fractions) obtained by multiplying the aggregate number of Additional Common Shares available through unexercised rights by a fraction, the numerator of which is the number of rights previously exercised by the holder and the denominator of which is the aggregate number of rights previously exercised by all holders of rights who have subscribed for Additional Common Shares under the Additional Subscription Privilege.

As soon as practicable after the Expiry Time, the Rights Agent will mail to each holder of rights who completed Form 2 on the Rights Subscription Form, a statement for the Additional Common Shares which that holder has purchased and shall return to the holder any excess funds paid for the subscription of Additional Common Shares by such holder under the Additional Subscription Privilege, without interest or deduction.

Beneficial holders of Rights

If you are a beneficial holder of rights through a Participant in CDS and you wish to exercise your Additional Subscription Privilege, you must deliver your payment and instructions to the Participant sufficiently in advance of the Expiry Time to allow the Participant to properly exercise the Additional Subscription Privilege on your behalf.

How does a rights holder sell or transfer rights?

Registered Holders of Rights

The rights will trade on the TSX under the trading symbol "KEI.RT" until 9:00 a.m. (Pacific Daylight Time) on December 29, 2021. Holders of Rights DRS Advices not wishing to exercise their rights may sell or transfer them directly or through their securities broker or dealer at the shareholder's expense, subject to any applicable resale restrictions. Rights DRS Advices will not be issued and forwarded to Ineligible Shareholders. Holders of Rights DRS Advices may elect to exercise only a part of their rights and dispose of the remainder, or dispose of all of their rights. Any commission or other fee payable in connection with the exercise or any trade of rights is the responsibility of the holder of such rights. Depending on the number of rights a holder may wish to sell, the commission payable in connection with a sale of rights could exceed the proceeds received from such sale.

If you wish to transfer your rights, a Stock Power of Attorney form (the "Transfer Form") will need to be obtained from the Depositary and completed, have the signature guaranteed by an "eligible institution" to the satisfaction of the Rights Agent and deliver the Rights DRS Advice and Transfer Form to the transferee. For this purpose, eligible institution means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program, or a member of the Stock Exchange Medallion Program. Members of these programs are usually members of a recognized stock exchange in Canada or members of the Investment Industry Regulatory Organization of Canada.

It is not necessary for a transferee to obtain a new Rights DRS Advice to exercise the rights or the Additional Subscription Privilege, but the signature of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee shown on the Transfer Form. If the Transfer Form is properly completed, the Company and the Rights Agent will treat the transferee as the absolute owner of the Rights DRS Advice for all purposes and will not be affected by notice to the contrary. A Rights DRS Advice so completed should be delivered to the appropriate person in ample time for the transferee to use it before the expiration of the rights.

Beneficial holders of Rights

If you hold Common Shares through a Participant, you must arrange for the exercise, transfer or purchase of rights through that Participant.

U.S. Restriction

The Rights may not be transferred to a person within the United States and may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by a Rights holder through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts", as that term is defined in Regulation S under the U.S. Securities Act, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company's "affiliates", as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, a Rights holder thereof will be required to execute a declaration certifying that such sale is being made through the facilities of the TSX in accordance with Regulation S under the U.S. Securities Act.

When can you trade securities issuable upon the exercise of your rights?

The Common Shares are listed on the TSX under the trading symbol "KEI" and will be available for trading as soon as practicable after December 30, 2021.

Are there restrictions on the resale of securities?

Common Shares offered to holders in Canada and the Common Shares issuable on exercise of such Rights may be resold without hold period restrictions under the applicable Canadian securities laws, including through the facilities of the TSX, by such holders provided that: (i) the sale is not by a "control person" of the Company; (ii) no unusual effort is made to prepare the market or create a demand for the securities being resold; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the resale; and (iv) if the selling security holder is an insider or officer of the Company, the selling security holder has no reasonable grounds to believe that the Company is in default of securities legislation.

The Company has filed with the SEC in the United States the Registration Statement so that the Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions in the United States. However, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act.  See "How does a rights holder sell or transfer rights? - U.S. Restriction" above.

Each holder is urged to consult their professional advisor to determine the exact conditions and restrictions applicable to the right to trade in securities.

Will we issue fractional underlying securities upon exercise of the rights?

No. Where the exercise of Rights would appear to entitle the holder of rights to fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares, and no cash or other consideration will be paid in lieu thereof.

APPOINTMENT OF RIGHTS AGENT

Who is the Rights Agent?

Computershare Investor Services Inc. is the Rights Agent for the Offering. The Rights Agent has been appointed to receive subscriptions and payments from holders of Rights and to perform the services relating to the exercise and transfer of Rights.

What happens if we do not raise the Minimum Offering or if we do not receive funds from the stand-by guarantor?

The Offering is not subject to a minimum subscription.  The Company intends to proceed with the Offering even if (i) the Committed Offering is not raised, and (ii) the Company does not receive funds pursuant to the Stand-By Guarantee.

ADDITIONAL INFORMATION

Where can you find more information about us?

You can access our continuous disclosure documents filed with the Canadian securities regulators under our issuer profile at www.sedar.com.

MATERIAL FACTS AND MATERIAL CHANGES

There is no material fact or material change about the Company that has not been generally disclosed.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this Circular forms a part: (i) the Company's Annual Information Form for the year ended December 31, 2020; (ii) the Company's audited consolidated annual financial statements as at and for the years ended December 31, 2020 and 2019; (iii) the Company's management's discussion and analysis for the year ended December 31, 2020; (iv) the Company's unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2021 and the corresponding management's discussion and analysis; (v) the Company's management information circular dated June 22, 2021; (vi) the Company's Form 51-101F1, Form 51-101F2 and Form 51-101F3 reports, each filed on SEDAR on March 9, 2021; (vii) the consent of KPMG LLP; (viii) consent of Netherland, Sewell & Associates, Inc.; (ix) the press release dated November 23, 2021 relating to the Rights; (x) the Stand-By Agreement dated November 23, 2021; and (xi) powers of attorney. Shareholders in the U.S. are encouraged to read the Registration Statement, including exhibits, carefully and in their entirety prior to making any investment decision.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS EXHIBIT INDEX

Exhibit	Description

1.1	Stand-By Commitment Agreement, dated November 23, 2021 by and between the Registrant and Polygon Global Partners LLP on behalf of and as investment manager to Polygon European Equity Opportunity Master Fund and one or more other accounts

2.1	Annual Information Form for the year ended December 31, 2020

2.2	Audited Consolidated Annual Financial Statements for the years ended December 31, 2020 and 2019

2.3	Management's Discussion and Analysis for the year ended December 31, 2020

2.4	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2021

2.5	Management's Discussion and Analysis for the three and nine months ended September 30, 2021

2.6	Management Information Circular, dated June 22, 2021

2.7	Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information, dated March 9, 2021

2.8	Form 51-101F2 Statement of Reserves Data and Other Oil and Gas Information, dated March 9, 2021

2.9	Form 51-101F3 Statement of Reserves Data and Other Oil and Gas Information, dated March 9, 2021

2.10	Press Release, dated November 23, 2021

3.1	Consent of KPMG LLP

3.2	Consent of Netherland, Sewell & Associates, Inc.

4.1	Power of Attorney (contained on the signature pages of this registration statement)

PART III

CONSENT TO SERVICE OF PROCESS

Not applicable.

SIGNATURES

Pursuant to the requirements of the United States Securities Act of 1933, as amended (the "Securities Act"), the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Newbury Park, United States, on November 23, 2021.

KOLIBRI GLOBAL ENERGY INC.

By:
/s/ Wolf Regener
Name: Wolf Regener
Title: President & Chief Executive Officer

POWER OF ATTORNEY

The Registrant and each person whose signature appears below constitutes and appoints each of Wolf Regener and Gary Johnson as such person's true and lawful attorney-in-fact and agent with full powers of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and registration statements filed pursuant to Rule 429 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Wolf Regener	President, Chief Executive Officer & Director (Principal Executive Officer and Authorized Representative in the United States)	November 23, 2021
Wolf Regener

/s/ Gary Johnson	Chief Financial Officer & Vice President (Principal Financial and Accounting Officer)	November 23, 2021
Gary Johnson

/s/ David Neuhauser	Chairman of the Board & Director	November 23, 2021
David Neuhauser

/s/ Eric Brown	Director	November 23, 2021
Eric Brown

/s/ Leslie O'Connor	Director	November 23, 2021
Leslie O'Connor

EXHIBIT INDEX

Exhibit	Description

1.1	Stand-By Commitment Agreement, dated November 23, 2021 by and between the Registrant and Polygon Global Partners LLP on behalf of and as investment manager to Polygon European Equity Opportunity Master Fund and one or more other accounts

2.1	Annual Information Form for the year ended December 31, 2020

2.2	Audited Consolidated Annual Financial Statements for the years ended December 31, 2020 and 2019

2.3	Management's Discussion and Analysis for the year ended December 31, 2020

2.4	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2021

2.5	Management's Discussion and Analysis for the three and nine months ended September 30, 2021

2.6	Management Information Circular, dated June 22, 2021

2.7	Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information, dated March 9, 2021

2.8	Form 51-101F2 Statement of Reserves Data and Other Oil and Gas Information, dated March 9, 2021

2.9	Form 51-101F3 Statement of Reserves Data and Other Oil and Gas Information, dated March 9, 2021

2.10	Press Release, dated November 23, 2021

3.1	Consent of KPMG LLP

3.2	Consent of Netherland, Sewell & Associates, Inc.

4.1	Power of Attorney (contained on the signature pages of this registration statement)